Amendment of Lease

This Amendment of Lease (this “Amendment”) is made as of the 1st day of January, 2018, by and between Beaver Dam Limited Liability Company (hereinafter referred to as "Landlord") and Sinclair Broadcast Group, Inc. (hereinafter referred to as "Tenant").

WHEREAS, Landlord and Tenant entered into a lease dated March 28, 2008 (hereinafter referred to as the "Original Lease") for 66,551 rentable square feet, including certain rooftop area and certain outside area, in the building located at 10706 Beaver Dam Road, Cockeysville, Maryland 21030 (the “Building”); and

WHEREAS, the Original Lease was previously amended by a lease amendment dated January 31, 2011, between Landlord and Tenant for certain space in the basement of the Building;

WHEREAS, the Original Lease was further amended by an Amendment of Lease dated March 20, 2012 between Landlord and Tenant (the Original Lease, as amended, is hereinafter referred to as the “Lease”); and

WHEREAS, the parties hereto desire to further amend the Lease as hereinafter set forth.

NOW, THEREFORE, WITNESSETH for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.Capitalized terms used in this Amendment and not otherwise defined shall have the meanings given such terms in the Lease.

2.The Demised Premises shall consist of 66,551 rentable square feet on the first through fifth floors of the Building and 7,923 rentable square feet on the lower level of the Building.

3.The Lease Term shall be extended for ten (10) years (the “Extension Term”).

4.The Commencement Date for the Extension Term shall be January 1, 2018, and the Extension Term shall terminate on December 31, 2027.

5.Tenant shall have the right to extend the Extension Term for two additional five (5) year periods at market rates at the time of renewal, provided that Tenant gives Landlord at least one (1) year written notice of renewal prior to the expiration of the then-applicable lease term.
6.Tenant shall pay no rent for the following six (6) months of the Extension Term, at the then-current rates, as shown on Exhibit A: January 2018; October 2018; January 2019; October 2019; January 2020; and October 2020.

7.Commencing on January 1, 2018, the rental rate for the Demised Premises is Twenty-Seven Dollars and Eleven Cents ($27.11) per rentable square foot for floors 1 through 5 and Nineteen Dollars and Thirteen Cents ($19.13) per rentable square foot for the lower level, as shown on the attached Exhibit A.

8.Commencing on January 1, 2019, and annually on January 1 of each subsequent year of the Extension Term, the rental rate shall increase by two and twenty-five hundredths percent (2.25%), as shown on the attached Exhibit A.

9.“Operating Expense Allowance” shall mean and equal Tenant’s Proportionate Share of the amount of Operating Expenses for the calendar year 2018. “Tenant’s Proportionate Share” shall mean and equal ninety-eight percent (98%). No Additional Rent shall be due from Tenant during calendar year 2018, Landlord and Tenant intending that the Lease, as amended herein, shall be what is known as a “full service lease” for the calendar year 2018. Commencing on January 1, 2019, Tenant shall pay during the remaining Lease Term as Additional Rent the amount by which Tenant’s Proportionate Share of Operating Expenses exceeds the Operating Expense Allowance. Nothing in this Paragraph 9 shall be construed to alter or amend (i) the definition of Operating Expenses under the Original Lease, or (ii) the covenants of Landlord and Tenant under the Original Lease.

10.During the Extension Term, or any renewals thereof, if Tenant should grow in the Building and occupy what is currently common area, then the Tenant's square footage will increase by the amount of common area occupied by Tenant, and there shall be a corresponding increase in both (a) the rent payable by Tenant as set forth on the attached Exhibit A, and (b) the percentage of "Tenant's Proportionate Share" as set forth in Paragraph 9 of this Amendment.

11.Landlord shall provide Tenant with a tenant improvement allowance (the “TI Allowance”) of Two Million Five Hundred Ninety-Three Thousand Three Hundred Sixty Dollars and No Cents ($2,593,360.00). The TI Allowance shall be paid as and when Tenant submits to Landlord invoices for the tenant improvement work, together with such additional supporting documentation as Landlord may reasonably request. Tenant shall have until the end of the fifth (5th) year of the Extension Term to use the TI Allowance, at which time Tenant may apply fifty percent (50%) of any unused TI Allowance to additional rent abatement.

12.During the Extension Term, and any renewals thereof, Tenant shall have the right to construct and maintain a vehicular connection and a pedestrian walkway between the parking lot at the Demised Premises and the parking lots at the real properties owned by Tenant located at 10614 and 10616 Beaver Dam Road, provided that Tenant first submits to Landlord detailed plans and specifications therefor, and provided further that such plans and specifications shall be subject to Landlord’s prior written approval, which shall not be unreasonably withheld. Upon expiration of the Extension Term, or any renewal thereof, Tenant, at Landlord’s option and at Tenant’s sole expense, shall restore the Demised Premises to its condition immediately prior to construction of the parking lot connection(s) and pedestrian walkway(s), in a good and workmanlike manner.

13.Tenant shall be entitled to free parking at the Demised Premises.

14.Neither Landlord nor Tenant has used the services of a real estate broker or agent in connection with this Amendment, and no real estate broker or agent is due a commission or fee in connection herewith.

15.Except as expressly modified herein, all terms and conditions of the Lease Agreement shall remain in full force and effect.  In the event of a conflict between the terms and conditions of this Amendment and the terms and conditions of any other document relating to the lease of the Demised Premises by Landlord to Tenant, the terms and conditions of this Amendment shall control.

16.This Amendment shall be binding upon the parties hereto and their successors and assigns, but this shall not be deemed to permit any assignment not permitted pursuant to the Lease.

17.This Amendment shall be interpreted and construed in accordance with the laws of the State of Maryland.

WITNESS the hands and seals of the parties hereto as of the day and year first above written.

WITNESS:                    LANDLORD:

BEAVER DAM LIMITED LIABILITY COMPANY

_______________________            By:    ________________________ (SEAL)
Name:    ________________________
Title:    ________________________

WITNESS:                    TENANT:

SINCLAIR BROADCAST GROUP, INC.

_______________________            By:    ________________________ (SEAL)
Name:    ________________________
Title:    ________________________

Exhibit A

RENT SCHEDULE

Portion of Extension Term	Monthly	Annually
1/1/18 – 12/31/18	$162,980.38 (see note 3)	$1,629,803.84
1/1/19 – 12/31/19	$166,647.44 (see note 3)	$1,666,474.40
1/1/20 – 12/31/20	$170,397.00 (see note 3)	$1,703,970.00
1/1/21 – 12/31/21	$174,230.94	$2,090,771.30
1/1/22 – 12/31/22	$178,151.14	$2,137,813.66
1/1/23 – 12/31/23	$182,159.54	$2,185,914.47
1/1/24 – 12/31/24	$186,258.13	$2,235,097.54
1/1/25 – 12/31/25	$190,448.94	$2,285,387.23
1/1/26 – 12/31/26	$194,734.04	$2,336,808.45
1/1/27 – 12/31/27	$199,115.55	$2,389,386.64

Notes:

1.	Rent for 1/1/18 – 12/31/18 = ($27.11 per square feet x 66,551 square feet) PLUS ($19.13 per square feet x 7,923 square feet).

2.	Annual rent increases beginning on 1/1/19 = 2.25%.

3.	No monthly rent due at the then-current rate on 1/1/18; 10/1/18; 1/1/19; 10/1/19; 1/1/20; and 10/1/20.

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